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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Advest Thrift Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                             THE ADVEST THRIFT PLAN

                            Financial Statements and

                              Supplemental Schedule

                                December 31, 2003

                             The Advest Thrift Plan

                            Financial Statements and

                              Supplemental Schedule

                                December 31, 2003

                                      Index
                                      -----
                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
      December 31, 2003 and 2002                                              2

   Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 2003                                    3

   Notes to Financial Statements                                             4-8

Supplemental Schedule *:

   Schedule I - Schedule of Assets (Held at end of year)                       9

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
The Advest Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Advest Thrift Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
July 12, 2004

                             The Advest Thrift Plan

                 Statements of Net Assets Available for Benefits

                                                             December 31,
                                                     ---------------------------
                                                         2003           2002
                                                     ------------   ------------
Investments, at fair value: (see Note 4)
   Participant-directed                              $155,076,531   $121,040,901
   Participant loans                                    3,120,714      3,746,694
                                                     ------------   ------------

Net assets available for benefits                    $158,197,245   $124,787,595
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

            Statement of Changes in Net Assets Available for Benefits

                                                                  Year Ended
                                                               December 31, 2003
                                                               -----------------
Additions to net assets attributed to:
      Investment income:
         Net appreciation in fair value of investments
            (see Note 2)                                         $ 24,215,888
         Interest                                                     352,716
         Dividends                                                  1,715,156
                                                                 ------------
                                                                   26,283,760
                                                                 ------------
      Contributions:
         Participants                                               9,852,110
         Employer, net of forfeitures                               4,463,894
                                                                 ------------
                                                                   14,316,004
                                                                 ------------

            Total additions to plan assets                         40,599,764
                                                                 ------------

Deductions from net assets attributed to:

   Benefits paid to participants                                   (7,149,048)
   Plan expenses                                                      (41,066)
                                                                 ------------

            Total deductions from plan assets                      (7,190,114)
                                                                 ------------

Net increase in net assets available for benefits                  33,409,650

Net assets available for benefits:
   Beginning of year                                              124,787,595
                                                                 ------------
   End of year                                                   $158,197,245
                                                                 ============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

                          Notes to Financial Statements

                                   ----------

1. Plan Description

General

The following description of The Advest Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established October 1, 1988 by The Advest Group, Inc. to provide retirement benefits to qualified participants. The Plan was most recently amended May 28, 2003, retroactively effective November 1, 2002.

On January 31, 2001, The Advest Group, Inc. was acquired by The MONY Group Inc. ("MONY"). As used in these Notes, unless the context otherwise requires, the "Company" refers to The Advest Group, Inc. as it existed prior to the merger and to the successor entity subsequent to the merger. The Plan is administered by an Administrative Committee (the "Committee") appointed by the Company's Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employees of the Company and its affiliates that are scheduled to work at least 20 hours per week and who are not classified as "temporary employees" as defined in the Plan agreement. These employees become eligible to participate as of the first day of the month following their employment. These employees become eligible to receive employer contributions after one year of service. Employees that are scheduled to work less than 20 hours per week or who are classified as "temporary employees" as defined in the Plan agreement will participate and receive employer contributions only after they have completed 1000 hours of service during their initial twelve months of employment or during any subsequent calendar year.

Contributions

The Plan provides for both employer and voluntary employee contributions. Participants may contribute to the Plan an amount of not more than 25 percent of their annual compensation, to a maximum of $12,000 in the aggregate for 2003, on a pre-tax basis. Participants age 50 or older are also permitted to make additional "catch-up" contributions as allowed by the IRS code. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

Employer contribution percentages are determined by the Company's Board of Directors and are subject to the guidelines set forth in the Plan. Employer contributions to participants' accounts are allocated among participants in accordance with one of several formulas (based generally on each participant's compensation level and/or voluntary contribution) contained in the Plan. Employer contributions, if any, are recorded monthly. For the plan year ended December 31, 2003, the Company made a discretionary contribution of one and one-half percent of each participant's eligible income, and matched employee contributions dollar for dollar up to two percent of each participant's eligible income up to the Internal Revenue Service ("IRS") maximum eligible income limit. The Company's total contribution for the plan year ended December 31, 2003 was $4,463,894, which is net of forfeitures of $207,000.

                             The Advest Thrift Plan

Investment Options

The Plan permits participating employees to direct the investment of funds in their accounts among various investment options. During 2003, the Plan offered various mutual funds and common stock of MONY ("Parent Stock") as investment options for participants. In addition, effective January 1, 2003, a self-directed brokerage account was added as an investment option. With this option, the participant can choose from a wide range of individual equities, selected fixed income vehicles and additional mutual fund choices as described in the Plan. Participants may change their investment options monthly, or more frequently as permitted by the Plan Administrator. Participants may change their investments in the Investments in the Parent's Stock on a daily basis.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Loans to Participants

The Plan allows participants to borrow from their 401(k) accounts subject to approval by the Committee. Each loan for a participant must satisfy the following conditions: (1) together with other outstanding loans, it cannot exceed $50,000, reduced by the amount by which the participant's highest loan balance over the past 12 months exceeds the participant's current loan balance;
(2) together with other outstanding loans, it cannot exceed 50 percent of the participant's vested Plan account value; (3) it must be for at least $500; and
(4) no more than two loans may be outstanding for any participant at any time. Loans must be repaid by the participants within five years unless used for the purchase of a primary residence. Interest is charged at the prime rate according to the Wall Street Journal at the date of loan (4.0% to 10.50% on outstanding loan balances as of December 31, 2003). Accrued interest is reflected in the participant loan balance.

Allocation of Investment Income (Loss)

Each participant's Plan account is credited with investment income or loss based upon the performance of the respective participant-directed investments.

Allocation of Forfeitures

Forfeitures of the Company's contributions to Plan accounts by participants that terminate employment prior to being fully vested are used to reduce the Company's total contribution to the Plan. The balance in the forfeiture account at December 31, 2003 was $9,962.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's match and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant becomes 25 percent vested after two years of service, as defined, and in increments of 25 percent per year of service thereafter, and will be 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, attains age 65, or becomes disabled, the participant's account becomes 100 percent vested provided that they are employed by the Company at that time.

                             The Advest Thrift Plan

Withdrawals

Participants that are less than age 70 and one-half and remain employed by the Company may elect to withdraw all or a portion of their vested 401(k) account balance only under a condition of hardship.

Prior to January 1, 2001, each participant's interest in the Plan consisted of a 401(k) account and an Employee Stock Ownership Plan ("ESOP") account. Participants that are age 55 may elect to withdraw up to 50 percent of their ESOP account balance as of December 31, 2000, reduced by the amount of any prior distributions.

Benefit Payments

Distributions of participants' vested Plan balance generally are paid within 120 days after the participant ceases to be an employee by reason of retirement (normal retirement is upon attaining the age of 65), death, disability or termination. The participant has the option of receiving a lump sum or installments for amounts contributed to their account through September 30, 1989. Contributions made after September 30, 1989, and earnings thereon will be distributed in a lump sum. Participants may choose to receive benefits from their Plan account in cash or in-kind.

Plan Expenses

The Plan is responsible for payment of the administrative expenses; however, the Company may pay the Plan expenses directly. The Company paid $78,820 for plan administrative expenses for the plan year ending December 31, 2003. Transaction charges (for loan and benefit payment transactions) and self-directed account charges are paid by the Plan by reducing the balances of those participants initiating the transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments are stated at fair value, generally based upon quoted market prices where available. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

                             The Advest Thrift Plan

Net appreciation (depreciation) for the year ended December 31, 2003, by investment category is as follows:

Mutual funds                                                        $20,170,115
Common stock                                                          3,240,142
Unit trust                                                              211,533
Closed-end fund                                                         138,837
Corporate bond                                                           20,565
Preferred stock                                                           6,279
U.S. Government securities                                              (28,706)
Certificates of deposit                                                 457,123
                                                                    -----------
                                                                    $24,215,888
                                                                    ===========

Benefits Paid

Benefit payments are recorded when paid. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Amounts allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds has not been made by year-end, are not recognized as liabilities in the Statements of Net Assets Available for Plan Benefits.

3. Transactions with Related Parties

The Plan engages in activities with various affiliates of the Company. The common stock of MONY and shares of the Boston Advisors Money Market Funds (for which affiliates of the Company act as investment advisor and distributor) were among the investment options available during the plan years ended December 31, 2003 and 2002. Participant loans also qualify as party-in-interest transactions. In addition, personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.

4. Concentration of Investments

The following are investments that represent 5 percent or more of net assets available for benefits as of December 31, 2003 and 2002:

                                                              December 31,
                                                       -------------------------
                                                           2003         2002
                                                       -------------------------
Investment                                              Fair Value    Fair Value
----------                                             -----------   -----------
Cash                                                            **   $38,136,080

Boston Advisors Money Market Cash Reserves Fund,
   Cl.2,27,952,150 and 21,694,732 shares               $27,952,150   $21,694,732

MONY Common Stock, N/A and 343,262 shares                       **   $ 7,347,088

Growth Fund of America, Inc., 581,586 and N/A shares   $14,272,116            **

AIM Constellation Fund, 397,620 and N/A shares         $ 8,552,812            **

** These investments represented less than 5% of net assets available for plan benefits in this year.

                             The Advest Thrift Plan

The cash balance at December 31, 2002 is the result of investments which were liquidated in preparation for the January 1, 2003 transfer to the new recordkeeper (see Note 9). The cash was subsequently used to purchase shares of the new investment options.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6. Tax Status

The Internal Revenue Service has determined and informed the Company, by letter dated March 27, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the request for that letter. The Company is of the opinion that the Plan, as amended, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

In order to facilitate the continued tax-qualified status of the Plan, nondiscrimination testing in accordance with the IRC is performed by the plan administrator. Nondiscrimination testing has not yet been completed for the 2002 and 2003 plan years. Management is in the process of performing the testing and intends to take the appropriate steps to facilitate the continued tax qualified status of the Plan.

7. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

8. Plan Merger

During 2001, the Company purchased Lebenthal & Co., Inc. Effective December 31, 2002, Lebenthal & Co., Inc. Profit Sharing Plan was merged with and into the Plan. With the merger, effected participants became eligible to participate in the Plan subject to the provisions of the plan agreement.

9. Plan Amendments

Effective January 1, 2003, Prudential Insurance Company of America replaced ATR, Inc. as recordkeeper of the Plan and Prudential Trust Services succeeded Advest, Inc. as trustee of the Plan. Effective with the changes, assets invested with Advest, Inc. were liquidated and reinvested with Prudential Trust Services.

10. Subsequent Event

On September 17, 2003, AXA Financial, Inc. ("AXA") and MONY announced that their Boards of Directors had unanimously approved a merger transaction in which AXA would acquire 100% of the outstanding capital stock of MONY, subject to the receipt of shareholder and regulatory approvals. The shareholders approved the proposed transaction in a vote on May 18, 2004. The transaction closed on July 8, 2004.

                                                                      Schedule I

                             The Advest Thrift Plan

                        Schedule H (Line 4i) Form 5500 -
              Supplemental Schedule of Assets (Held at end of year)

                                December 31, 2003

                                   ----------

                                          (c) Description of investment including maturity
       (b)Identity of issue, borrower,        date, rate of interest, collateral, par, or                   (e)Current
(a)       lessor, or similar party                         maturity value                      (d)Cost        Value
-----------------------------------------------------------------------------------------------------------------------

      Oppenheimer                         Global Fund A                                      $ 1,337,968   $  1,788,368
      Goldman Sachs                       Core Fixed Income Fund A                                27,801         27,184
*     Boston Advisors                     Cash Reserves Fund II                               15,734,139     15,730,681
      Van Kampen                          Growth & Income Fund A                               2,280,544      2,771,185
      American                            Balanced Fund                                        1,338,570      1,540,004
      American                            Euro Pacific Growth Fund                             1,299,259      1,554,303
      PIMCO                               Foreign Bond Fund A                                    180,771        176,853
      Goldman Sachs                       Small Cap Value Fund A                               1,098,236      1,376,236
      PIMCO                               Total Return A                                       3,760,766      3,746,884
      AIM                                 Constellation Fund                                   5,661,123      7,279,601
      American                            Growth Fund of America                               8,488,255     10,707,353
      MFS                                 Total Return Fund A                                  2,766,702      3,137,852
      Templeton                           Foreign Fund A                                       3,240,577      4,081,975
      Franklin                            U.S. Government Securities Fund                        715,971        695,452
      AIM                                 Small Cap Growth Fund A                              2,252,048      2,924,196
      Lord Abbett                         Mid Cap Value Fund                                   1,984,812      2,351,675
      PIMCO                               Real Return Bond Fund                                  701,237        685,019
      Lord Abbett                         Affiliated A                                         5,280,728      6,698,029
      Lord Abbett                         Bond Debenture Fund                                  1,099,383      1,217,898
      Fidelity                            Advisor Dividend Growth T Fund                       2,534,657      3,002,749
      AIM                                 Capital Development A                                1,128,916      1,430,023
      Lord Abbett                         High Yield A                                         1,007,192      1,106,533
      Vanguard                            Trust 500 Admiral                                    2,928,572      3,579,357
*     MONY Group                          Common Stock                                               N/A      5,666,032
*     Wells Fargo Bank Minnesota, N.A..   Prudential Stable Value Fund                         3,504,237      3,566,944
*     The Prudential Insurance Company    AP Fund                                                  2,212          2,212
*     The Prudential Insurance Company    LN AP Fund                                               1,380          1,380
      Self-Directed Brokerage accounts    various                                                    N/A     68,230,553
*     Participant loans                   4%-10.5%                                                     0      3,120,714
                                                                                                           ------------

      Total                                                                                                $158,197,245
                                                                                                           ============

*Indicates a party-in-interest to the Plan.

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               THE ADVEST THRIFT PLAN





   Date: July 13, 2004                       /s/ Kyle C. Burns
                                                 -------------------------------
                                                 Kyle C. Burns
                                                 Chairman and Plan Administrator
                                                 Benefit Plan Committee